SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 6)

Rural Cellular Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

781904107

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

CUSIP No. 781904107	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trustees of the TDS Voting Trust under Agreement dated June 30, 1989, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 586,799 shares of Class A Common Stock (which have one vote per share), and 132,597 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 5.4% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[1]

12	TYPE OF REPORTING PERSON OO

[1]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Telephone and Data Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 586,799 shares of Class A Common Stock (which have one vote per share), and 132,597 shares of Class B Common Stock (which have ten votes per share)

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 5.4% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[2]

12	TYPE OF REPORTING PERSON CO

[2]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) United States Cellular Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 339,705 shares of Class A Common Stock (which have one vote per share) and 31,177 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.8% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[3]

12	TYPE OF REPORTING PERSON CO

[3]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) United States Cellular Investment Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 339,705 shares of Class A Common Stock (which have one vote per share) and 31,177 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.8% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[4]

12	TYPE OF REPORTING PERSON OO

[4]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USCCI Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 339,705 shares of Class A Common Stock (which have one vote per share) and 31,177 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.8% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[5]

12	TYPE OF REPORTING PERSON CO

[5]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDS Telecommunications Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 247,094 shares of Class A Common Stock (which have one vote per share) and 101,420 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.6% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[6]

12	TYPE OF REPORTING PERSON CO

[6]       Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDSI Telecommunications Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 170,348 of Class A Common Stock (which have one vote per share) and 70,243 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 1.8% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[7]

12	TYPE OF REPORTING PERSON CO

[7]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arvig Telephone Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 2,000 shares of Class A Common Stock (which have one vote per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 0.02% of the Class A Common Stock of the Issuer.[8]

12	TYPE OF REPORTING PERSON CO

[8]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mid-State Telephone Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable

	6	SHARED VOTING POWER - 74,746 shares of Class A Common Stock (which have one vote per share) and 31,177 shares of Class B Common Stock (which have ten votes per share).

	7	SOLE DISPOSITIVE POWER Not Applicable

	8	SHARED DISPOSITIVE POWER Same as 6

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 0.8% of the Class A Common Stock (assuming conversion of its shares of the Class B Common Stock).[9]

12	TYPE OF REPORTING PERSON CO

[9]      Based on 13,279,766 shares of Class A Common Stock and 321,394 shares of Class B Common Stock issued and outstanding on November 1, 2005 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 781904107	Page 11 of 15 Pages

Item 1(a).	Name of Issuer:

Rural Cellular Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

P.O. Box 2000 3905 Dakota Street SW Alexandria, Minnesota 56308

Item 2(a).	Name of Person Filing:

The Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended ("The Voting Trust")[10], Telephone and Data Systems, Inc. ("TDS"), United States Cellular Corporation ("USCC"), United States Cellular Investment Company, LLC ("USCIC"), USCCI Corporation ("USCCI"), TDS Telecommunications Corporation ("TDS Telecom"), TDSI Telecommunications Corporation ("TDSI"), Arvig Telephone Company ("Arvig Telephone") and Mid-State Telephone Company ("Mid-State"), are filing this Amendment No. 6 to Schedule 13G concerning their direct and indirect beneficial ownership of the Class A Common Stock and Class B Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

Item 2(c).	Citizenship:

See cover page, Item 4 for each reporting person.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value[11]

Item 2(e).	CUSIP Number:

781904107

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a :

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2005:

See cover page, Item 9 for each reporting person.

[10]      The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended: Walter C.D. Carlson, Letitia G. Carlson, M.D., Prudence E. Carlson and LeRoy T. Carlson, Jr.

[11]      In addition, this filing reports ownership of the Class B Common Stock, par value $0.01 per share, of the Issuer, which is convertible at the option of the holder into Class A Common Stock on a share-for-share basis.

CUSIP No. 781904107	Page 12 of 15 Pages

(b)	Percent of Class:

See cover page, Item 11 for each reporting person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Not Applicable

(ii)	Shared power to vote or to direct the vote:

See cover page, Item 6 for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Not Applicable

(iv)	Shared power to dispose or to direct the disposition of:

See cover page, Item 8 for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

(i)	Identification:

The Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended
Telephone and Data Systems, Inc.
United States Cellular Corporation
United States Cellular Investment Company
USCCI Corporation
TDS Telecommunications Corporation
TDSI Telecommunications Corporation
Arvig Telephone Company
Mid-State Telephone Company

(ii)	Classification:

None of the members of the group is a person identified under Item 3 of Schedule 13G. This statement is being filed pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 781904107	Page 13 of 15 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 781904107	Page 14 of 15 Pages

JOINT FILING AGREEMENT

        The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006	THE TRUSTEES OF THE TDS VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989, AS AMENDED

/s/ Walter C.D. Carlson*

Walter C.D. Carlson
/s/ Letitia G.C. Carlson*

Letitia G.C. Carlson
/s/ Prudence E. Carlson*

Prudence E. Carlson
/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr.

*By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Attorney-in-Fact for above Trustees*

*Pursuant to Joint Filing Agreement and Power of Attorney which has been separately filed with the Securities and Exchange Commission and is incorporated by reference herein.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. President and Chief Executive Officer

Signature Page 1 of 2 to Amendment No. 6 to Schedule 13G relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.

CUSIP No. 781904107	Page 15 of 15 Pages

UNITED STATES CELLULAR CORPORATION

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Chairman

UNITED STATES CELLULAR INVESTMENT COMPANY, LLC

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Authorized Representative

USCCI CORPORATION

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Chairman

TDS TELECOMMUNICATIONS CORPORATION

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Chairman

TDSI TELECOMMUNICATIONS CORPORATION

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Authorized Representative

ARVIG TELEPHONE COMPANY

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Authorized Representative

MID-STATE TELEPHONE COMPANY

By:	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr. Authorized Representative

Signature Page 2 of 2 to Amendment No. 6 to Schedule 13G relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.